EXHIBIT 99.1

Golar LNG Signs Finance Lease Agreements for FLNG Gimi

Golar LNG Limited (“Golar”) is pleased to announce that it has entered into finance lease agreements with a consortium of leading Chinese leasing companies for the refinancing of the existing FLNG Gimi debt facility. The sale leaseback facility will be approximately $1.2 billion. The transaction is subject to closing conditions including documentation and third-party approvals. The facility is expected to close within Q2 2025.

The contemplated sale and leaseback facility will have a tenor of 12 years and a 17-year amortization profile, with quarterly repayment installments throughout the lease period. Upon closing and repayment of the existing debt facility, Gimi MS Corporation is expected to generate net proceeds of approximately USD 530 million. This amount includes the release of existing interest rate swaps. Golar will benefit from 70% of these proceeds, equivalent to approximately USD 371 million.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
March 20, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act